06005103

SEC[illegible] COMMISSION

RECEIVED MAR 1 3 2006 192 MAIL PROCESSING SECTION WASH. D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2005
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Almarc Trading, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2215 Renaissance Drive, Suite 5
(No. and Street)

Las Vegas	Nevada	89119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jesse Gerstel (561) 994-7475
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jesse Gerstel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Almarc Trading, LP, as of December 31, 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Manager

(Title)

CHARLES I. COHEN
MY COMMISSION # DD 515471
EXPIRES: February 7, 2010
Bonded Thru Notary Public Underwriters

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Almarc Trading, LP as of December 31, 2005, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 19, 2006

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

ALMARC TRADING, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$	47,668
SECURITIES OWNED, AT MARKET (NOTE 5)		64,538,808
NOTES RECEIVABLE (NOTE 3)		497,011
INTEREST AND DIVIDENDS RECEIVABLE (NOTE 3)		83,539
PROPERTY AND EQUIPMENT		22,370
	$	65,189,396

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	60,230,231
Accrued liabilities		128,250
Payable to broker (Note 2)		2,389,178
Interest payable (Note 2)		42,771
Total liabilities		62,790,430
PARTNERS' CAPITAL		2,398,966
	$	65,189,396

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES		
Interest and dividends	$	487,196
Net trading gains		440,541
Other income		96,516
Total revenues		1,024,253
EXPENSES		
Clearing charges		82,860
Depreciation and amortization		11,000
Interest (Note 2)		506,122
Management fees (Note 3)		454,800
Other general and administrative		52,798
Professional fees		50,787
Taxes and licenses		22,358
Total expenses		1,180,725
NET LOSS	$(	156,472)

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

PARTNERS' CAPITAL AS OF DECEMBER 31, 2004	$	2,500,638
CONTRIBUTED CAPITAL		54,800
NET LOSS	(	156,472)
PARTNERS' CAPITAL AS OF DECEMBER 31, 2005	**$**	**2,398,966**

See accompanying notes.

ALMARC TRADING, LP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(156,472)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	11,000
Changes in operating assets and liabilities:	
Securities owned, at market	(52,826,282)
Interest and dividends receivable	(48,702)
Securities sold, but not yet purchased, at market	51,487,948
Accrued liabilities	100,000
Payable to broker	1,303,562
Interest payable	33,903
Total adjustments	61,429
Net cash used in operating activities	(95,043)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Repayment of notes receivable	30,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	54,800
NET DECREASE IN CASH	(10,243)
CASH - BEGINNING	57,911
CASH - ENDING	$ 47,668
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ 472,219

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Almarc Trading, LP (the Partnership) is a broker-dealer of various types of equities, debt instruments, and option contracts. The broker-dealer acts in a principal capacity, buying and selling for its own account, engaging primarily in convertible and risk arbitrage trading strategies.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the General Partner. The resulting difference between cost and market for all securities is included in operating results.

Cash

The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon an estimated useful life of four years.

Income Taxes

The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Partnership invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Partnership enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange traded derivatives.

Interest and Dividend Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on the ex-dividend date.

NOTE 2. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER

Receivable from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. (Bear Stearns). Amounts receivable from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

NOTE 2. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER (Continued)

Payable to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting receipt on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 4.75% at December 31, 2005. All amounts due are payable on demand. Interest expense related to the amounts due to broker and other indebtedness amounted to $506,122 for 2005, of which $42,771 was accrued at December 31, 2005.

NOTE 3. RELATED PARTY TRANSACTIONS

Notes Receivable

Notes receivable consisted of two unsecured notes receivable totaling $497,011 from two owners of the general and limited partners. Interest accrues at 2% and the notes are due on demand. Interest receivable related to these notes amounted to $24,365 at December 31, 2005.

Management Agreement

The Partnership receives management and administrative services from entities affiliated by virtue of common ownership. In this regard, the affiliates incur significant operating expenses and provide facilities and staff for the Partnership in consideration of a management fee. For the year ended December 31, 2005, the Partnership incurred and paid $454,800 of management fees, which are comprised of the following:

Communications	$	13,045
Insurance		34,771
Management fees		52,094
Marketing		15,786
Office supplies		3,091
Other		26,321
Payroll and related costs		150,790
Pension		100,000
Professional fees		15,371
Rent and facility use		18,193
Research		7,232
Travel and entertainment		14,505
Utilities		3,601
	$	454,800

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Partnership's "Net Capital" was $690,848 which exceeded requirements by $590,848, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.25 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Partnership's securities transactions are provided by Bear Stearns, whose principal office is in New York City.

Securities Owned, at Market

At December 31, 2005, securities owned consisted of the following United States issues:

Exchange listed equities	$ 64,337,408
Other	201,400
	$ 64,538,808

Securities Sold, But Not Yet Purchased, at Market

At December 31, 2005, securities sold, but not yet purchased consisted of the following:

Exchange listed equities	$ 60,230,231

Subsequent market fluctuations may require the Partnership to purchase these securities at prices which differ from the above market values.

When-Issued Transactions

During the current year, the Partnership entered into certain "when-issued" securities transactions. When-issued securities occur when the underwriter solicits expressions of interest in a proposed issue and sends a when-issued price confirmation against which securities are delivered later, when the terms of the issue are known. The securities usually begin trading on a when-issued basis on the issuance of the confirmation as if they had been issued a few days before closing date. The risks arise from the possible adverse movements in the underlying security.

ALMARC TRADING, LP

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO PARTNERSHIP'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2005

CREDITS		
Partners' capital	$	2,398,966
DEBITS		
Non-allowable securities owned, at market		291,400
Notes receivable and related interest receivable		521,376
Property and equipment		22,370
Total debits		835,146
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		1,563,820
HAIRCUTS ON SECURITY POSITIONS		872,972
NET CAPITAL		690,848
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $171,021		100,000
EXCESS NET CAPITAL	$	590,848
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.25 to 1

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accrued liabilities	$	128,250
Interest payable		42,771
Total aggregate indebtedness	$	171,021

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	767,348
Increase in non-allowable assets	(	90,000)
Decrease in haircuts on security positions		13,500
Net capital per above	$	690,848

See Independent Auditors' Report.

ALMARC TRADING, LP

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Partnership is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplementary information of Almarc Trading, LP (the Partnership) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 19, 2006